FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:    Name and Address of Company

LUNDIN MINING CORPORATION (the "Company" or "Lundin Mining")
2101 - 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 689-7842

Item 2:    Date of Material Change

January 16, 2006

Item 3:     News Release

The news release was disseminated on January 16, 2006 through the facilities of the Canadian Corporate News and subsequently filed on SEDAR.

Item 4:     Summary of Material Change

The Company's wholly owned subsidiary, Lundin Mining AB, entered into a strategic alliance and financing arrangement with Sunridge Gold Corp., a publicly traded mining company listed on the TSXV.

Item 5:     Full Description of Material Change

The Company's wholly owned subsidiary, Lundin Mining AB, entered into a strategic alliance and financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded mining company listed on the TSXV under the symbol "SGC".

Pursuant to the agreement with Sunridge, Lundin Mining will subscribe for 3,150,000 units of Sunridge by way of a non-brokered, private placement at a price of Cdn $1.66 per unit for an investment of Cdn $5,229,000. Each unit will consist of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sunridge at a price of $2.07 for a period of two years from the closing of the private placement. Upon the completion of the private placement, Lundin Mining will hold just under 10% of the common shares of Sunridge. This private placement is subject to all regulatory approvals. The securities comprising the units will be subject to a four month hold period from the date of closing.

Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

Item 6:    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:     Omitted Information

Not applicable.

Item 8:     Executive Officer

Karl-Axel Waplan
President and CEO

Tel: + 46 (8) 5450 7473

Dated at Vancouver, British Columbia, this 7th day of February, 2006.

LUNDIN MINING CORPORATION

By:	/s/ Kevin E. Hisko
Kevin E. Hisko, Corporate Secretary